(Check one): ☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 333-34144

CUSIP NUMBER: 205395106

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Computer Software Innovations, Inc.
Full Name of Registrant

Former Name if Applicable

1661 East Main Street
Address of Principal Executive Office (Street and Number)

Easley, South Carolina 29640
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

This is our first filing on Form 10-QSB since our merger, which was consummated on February 11, 2005. Prior to the merger, we were a shell company conducting no operations. In the merger, Computer Software Innovations, Inc., a South Carolina corporation (“CSI-SC”), merged into us and we assumed its operations. Previously, CSI-SC was a private company and was not required to file quarterly reports or prepare quarterly financial statements. Consequently, we have had to prepare quarterly financial statements reflecting CSI-SC’s operations for the last fiscal year as well as for the first quarter of this fiscal year. This extra burden has caused a delay in the preparation of our financial statements and, in turn, a delay in filing our quarterly report on Form 10-QSB. Additionally, and as agreed in the merger, we hired a new chief financial officer with public accounting experience on May 6, 2005. The transition of duties from the former interim chief financial officer to the new chief financial officer at a date near the filing deadline has contributed to the delay in the preparation of financial statements in conformity with public reporting as required to be filed in the Form 10-QSB referenced in this report.

We are working diligently to be in a position to be able to file our Form 10-QSB as soon as practicable, and we anticipate that it will be filed no later than five calendar days after the due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David B. Dechant	864	855-3900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prior to the merger noted in Part III above, we were a public shell company with no significant operations. In the first quarter of 2005 we concluded a series of recapitalization transactions which began January 31, 2005 with a change in control due to the purchase of a majority of our common stock by Computer Software Innovations, Inc., a South Carolina corporation (“CSI – SC”), and culminated on February 11, 2005 with the merger of CSI – SC into us, and our issuance of preferred stock, common stock and Warrants and certain subordinated notes, and the change of our name to “Computer Software Innovations, Inc.”

The series of transactions was accounted for as a reverse acquisition, in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) 141, “Business Combinations”, with CSI – SC being designated for accounting purposes as the acquirer, and the legal acquirer VerticalBuyer, Inc. being designated for accounting purposes as the acquiree. The reverse acquisition resulted in a change in reporting entity of VerticalBuyer, Inc. for accounting and reporting purposes to that of CSI – SC.

Since under the reverse acquisition accounting, our results reported become those of CSI – SC, and we previously had no significant operations, our previously reported results will change to be the operations of CSI – SC, with our activities included only from the date of the transaction forward. In addition, we will report that our results of the consolidated operations for the quarterly period ended March 31, 2005 will be lower than that of the prior year’s CSI – SC (our restated) operations for the quarter ended March 31, 2004 due primarily to the costs of the merger referred to in Part III above of $759,283 and compensation expense of $631,174 for the early redemption of options in connection with the merger. Without the one-time expenses, we anticipate the reported results for the current period will exceed the CSI – SC (our restated) results of the prior year period.

Computer Software Innovations, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2005	By:	/s/ Nancy K. Hedrick
Nancy K. Hedrick, President and Chief Executive Officer